UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-08896

CAPSTEAD MORTGAGE CORPORATION*

(Exact name of registrant as specified in its charter)

8401 North Central Expressway
Suite 800
Dallas, Texas 75225-4410

Telephone:  (214) 874-2323

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 Par Value

7.50% Series E Cumulative Redeemable Preferred Stock, $0.10 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*      On October 19, 2021, pursuant to the Agreement and Plan of Merger, dated as of July 25, 2021, as amended on September 22, 2021, by and among Franklin BSP Realty Trust, Inc., a Maryland corporation (“FBRT”), Rodeo Sub I, LLC, a Maryland limited liability company and a wholly owned subsidiary of FBRT (“Merger Sub”), Capstead Mortgage Corporation, a Maryland corporation (the “Registrant”), and, solely for the purposes set forth therein, Benefit Street Partners L.L.C., FBRT’s external manager (“BSP”), the Registrant merged with and into Merger Sub, at which time the separate corporate existence of the Registrant ended.  Pursuant to this Form 15, Merger Sub, as the successor entity to the Registrant, is terminating the registration of the (i) Common Stock, $0.01 par value, and (ii) 7.50% Series E Cumulative Redeemable Preferred Stock, $0.10 par value, of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Capstead Mortgage Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 28, 2021	Rodeo Sub I, LLC
as successor by merger to Capstead Mortgage Corporation

	By:	/s/ Jerome S. Baglien
		Name:	Jerome S. Baglien
		Title:	Chief Financial Officer and Treasurer of Franklin BSP Realty Trust, Inc.